

03 MAY 20 AM 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations



03050704

Date	May 7, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press releases:

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

- **VNU announces a GPB 250 million bond issue**
- **VNU places GPB 250 million bonds**

With kind regards,
VNU bv

Rob de Meel
Director

dlw 5/29

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands



ADR File no. 82-2876

Press release

Date May 7, 2003

VNU ANNOUNCES A GBP 250 MILLION BOND ISSUE

Haarlem, The Netherlands - This morning VNU nv will launch a GBP 250 million issue of Sterling securities. Joint Lead Managers and Bookrunners are Barclays Capital and Morgan Stanley.

The securities are structured as a 7-year Sterling bond and the Bookrunners hold the right to re-market the securities for a further 7 years.

The notes are senior unsecured securities, issued under VNU nv's Euro Medium Term Note Program. Proceeds will be used to refinance existing debt. VNU nv is rated Baa1 (negative outlook) / BBB+ (negative outlook).

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries. The company employs approximately 38,000 people and has annual revenues of EUR 4.3 billion.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 36 00
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12